Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
 (“MiX Telematics” or “the Company” or “the group”)

GENERAL REPURCHASE OF SHARES

In terms of paragraph 11.27 of the JSE Listings Requirements, a company is obliged to publish an announcement when it has cumulatively repurchased 3% of the initial number of shares in issue (and for each 3% acquired thereafter) in terms of the general authority to repurchase shares granted by shareholders.

Shareholders are accordingly advised that as at August 12, 2019 MiX Telematics has cumulatively repurchased
21 043 370 ordinary shares, being equivalent to approximately 841 735 American Depository Shares (“ADS”) in terms of the general authority granted by shareholders on September 26, 2018 (“the repurchases”) out of its available cash resources. The repurchases were made either through the order book of the JSE or the NYSE without any prior understanding or arrangement between the Company and the counter party.

The details of the repurchases are as follows:

Dates of repurchase on the NYSE:	July 31, 2019 to August 12, 2019
Number of ADSs repurchased:	475 427
Lowest repurchase price per ADS*:	$14.00
Highest repurchase price per ADS*:	$14.97
Volume weighted average price per ADS*:	$14.28
Total value of ADSs repurchased (including transaction costs):	$6 807 241
*Excluding transaction costs.

The 475 427 ADSs (equivalent to 11 885 675 ordinary shares) are to be held as treasury shares, by MiX Telematics Investments Proprietary Limited (“MiX Investments”). Including the repurchases, MiX Telematics currently has 51 885 675 treasury shares under its control.

Dates of repurchase on the JSE:	October 2, 2018 to October 30, 2018
Number of shares repurchased:	9 157 695
Lowest repurchase price per share*:	R7.57
Highest repurchase price per share*:	R8.00
Volume weighted average price per share*:	R7.98
Total value of shares repurchased (including transaction costs):	R73 548 290
*Excluding transaction costs.

Applications for the cancellation and delisting of 9 157 695 shares purchased on the JSE were made on October 25, 2018, November 6, 2018 and November 20, 2018.

The Company may repurchase a further 100 907 920 ordinary shares (4 036 316 ADSs) in terms of the general authority granted by shareholders, being 16.55% of the number of shares in issue as at September 26, 2018 (the date the general authority was granted).

The Board of Directors has considered the effect of the repurchases and is of the opinion that, for a period of 12 months following the date of this announcement:

-	the Company and the group will be able, in the ordinary course of business, to repay their debts;
-	the assets of the Company and the group, will be in excess of the liabilities of the Company and the group;
-	the Company's and the group’s ordinary capital and reserves will be adequate for ordinary business purposes; and
-	the Company and the group will have sufficient working capital for ordinary business purposes.

The impact of the October 2018 repurchases have been disclosed in our annual financial statements. The above July 2019 and August 2019 repurchases reduced the group’s cash balance by $6 807 241. Ordinary shares currently in issue (after deducting the 51 885 675 treasury shares held by MiX Investments) have reduced to 550 584 909 ordinary shares, while the authorised share capital remains 1 000 000 000 ordinary shares. There is no material impact on the income statement.

MiX Telematics confirms that certain of the repurchases were made during a closed period in accordance with a share repurchase programme submitted to the JSE prior to the commencement of the closed period.

August 14, 2019

JSE sponsor